Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144205
PROSPECTUS
17,901,072 Shares
Canyon Resources Corporation
Common Stock

     The selling stockholders are offering 17,901,072 shares of our common stock. Of these 17,901,072 shares of common stock, 8,288,770 shares were acquired by the selling stockholders pursuant to either private placements or other exempt transactions between us and the selling stockholders. In addition, up to 9,612,302 shares of common stock may be acquired at various prices per share upon the exercise of warrants by the selling stockholders. All of these shares of common stock are being sold by the selling stockholders named in this prospectus, or its transferees, pledgees, donees or successors-in-interest. The selling stockholders will receive all proceeds from the sale of the shares of our common stock being offered in this prospectus. We will receive, however, the exercise price of the warrants upon exercise by the selling stockholders of their warrants.
     The selling stockholders may sell the shares of common stock being offered by them from time to time on the American Stock Exchange, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then prevailing market price for the shares of common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 16.
     Our common stock trades on the American Stock Exchange under the symbol “CAU.” On October 16, 2007, the closing price of our common stock on the American Stock Exchange was $0.43.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is October 17, 2007.

TABLE OF CONTENTS

TABLE OF CONTENTS	i

SUMMARY	1

RISK FACTORS	2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	9

USE OF PROCEEDS	10

DIVIDEND POLICY	10

DESCRIPTION OF OUR COMMON STOCK	10

THE SELLING STOCKHOLDERS	11

PLAN OF DISTRIBUTION	14

LEGAL MATTERS	15

EXPERTS	16

WHERE YOU CAN FIND MORE INFORMATION	16

INCORPORATION BY REFERENCE	16

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

SUMMARY
     This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including our financial statements incorporated by reference from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. You should read “Risk Factors” beginning on page 2 for more information about important risks that you should consider before investing in our common stock.
     As used in this prospectus, unless the context otherwise requires, the terms “Canyon Resources,” “we,” “our” and “us” refer to Canyon Resources Corporation and its consolidated subsidiaries.
Canyon Resources Corporation
General
     Canyon Resources Corporation is a Colorado-based company organized in 1979 to explore, acquire, develop, and mine precious metal and other mineral properties. We are involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.
     Our gold production facilities are located in California and we have projects in Montana, California and Nevada. Our exploration and development efforts have emphasized precious metals (gold, silver and uranium), but base metals and industrial minerals may also be considered. After we identify and acquire mineral properties, we evaluate the properties by geologic mapping, rock sampling, and geochemical analyses. Properties we believe have favorable geologic conditions are considered for further exploration, farmed out or joint ventured. In order to test the mineral potential of a property we may take samples, trench, review old data and when deemed reasonable, perform exploration drilling.
     Our staff and consultants further evaluate properties with a demonstrated inventory of mineralized rock. We conduct various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If the economics of a project are favorable, we develop a plan of operations and submit the plan to the required governmental agencies for their review. We and the appropriate government authorities generally require vigorous environmental reviews prior to issuance of permits for the construction of a mining operation.
     We have conducted a portion of our mineral exploration through joint ventures with other mining companies in the past. We have also independently financed the acquisition of mineral properties and conducted exploration and drilling programs and implemented mine development and production from mineral properties in the western United States.
Other information
     Our common stock trades on the American Stock Exchange under the symbol “CAU.” Our principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. Our telephone number is (303) 278-8464. Our website address is www.canyonresources.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

RISK FACTORS
Our business, operations and financial condition are subject to various risks. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before deciding to participate in the offering. If any of these risks and uncertainties actually occurs, our business, financial condition or results of operations could be materially and adversely affected, the value of our common stock could decline, and you may lose all or part of your investment.
SPECIFIC RISKS RELATED TO US
The Exercise Of Options, Warrants, And Conversion Of Our Existing Debentures And The Future Issuances Of Common Stock Will Dilute Current Shareholders And May Reduce The Market Price Of Our Common Stock.
As of October 16, 2007 we have a substantial amount of outstanding options, warrants and convertible debentures that if completely exercised would dilute existing stockholders’ ownership by approximately 39%. While a substantial portion of our outstanding warrants and options are exercisable at prices in excess of the current market price of our common stock, if our share price increases substantially and these securities are exercised, then shareholders may experience substantial dilution of book value per share of our common stock. The issuance of additional securities may also reduce the market price of our common stock, but would also be a significant source of funds. The Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders up to the AMEX limit of 20% of the outstanding shares. Based on the need for additional capital to fund the re-start of the Briggs Mine and other future mines, it is likely that we will issue additional securities to provide such capital, and that such additional issuances may involve a significant number of shares some of which may be offered at a discount to the current market price.
Failure To Extend The Life Of The Briggs Mine Would Significantly Reduce Our Gold Production.
Currently the Briggs Mine, located in California, is recovering only minimal ounces of gold from the old leach pads. We placed our Briggs Mine in production in 1996 and it has produced over 550,000 ounces of gold. Portions of the mine are currently being reclaimed while we perform activities designed to evaluate the re-start of the mine. The evaporation of the final water balance from the old leach pad could be completed in 2007 and only minor amounts of gold are expected to be recovered from these activities during 2007. As of December 31, 2006, we declared reserves of approximately 130,000 ounces of gold at the Briggs Mine recoverable by open pit or underground mining methods. Development of these reserves is dependant upon financing at reasonable terms and a sufficient gold price to provide a reasonable return on investment. In May 2007, we sold equity to primarily fund a planned underground test mining operation to evaluate the profitability of the underground reserves and mineralized material. The ultimate success of the Briggs underground test depends largely on our ability to control ore grade dilution and effectively manage production and mine development. The Company has delayed indefinitely its plan to perform underground test mining at the Briggs Mine until adequate financing can be secured.
Montana Regulatory Authorities May Impose Reclamation Requirements On Our Closure Of The Kendall Mine That Would Significantly Increase Our Funding Requirements For Such Closure.
Our wholly-owned subsidiary, CR Kendall Corporation, expects to spend approximately $2.1 million through mine closure. In 1999 and 2000, the Montana Department of Environmental Quality (“DEQ”) proposed an increase in the required reclamation bond amount from the existing $1.9 million to approximately $14.2 million. We believe the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the DEQ’s actions, which is still pending. In February 2001, CR Kendall Corporation entered into an agreement with the DEQ under which the $1.9 million supporting the then existing bond was transferred to an interest bearing account at the DEQ for use in continuing reclamation at the Kendall minesite and the appeals regarding bond amounts were stayed.
In January 2002, we became aware that the DEQ intends to proceed with an Environmental Impact Statement (“EIS”) to determine the closure requirements for final reclamation at our Kendall Mine. After a long hiatus the EIS has been reactivated and work is ongoing and we are working closely with the DEQ to finalize it. Depending on the outcome of the EIS, the reclamation costs may vary from our current estimate. The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with our mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and we may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to us, which would have a material adverse effect on our business.
Unfavorable Resolution Of The McDonald Lawsuit Would Prevent Us From Realizing Its Value.
The McDonald deposit was discovered and drilled by the Seven-Up Pete Venture (“SPV”). This large, low grade, deposit is highly amenable to gold recovery utilizing cyanide recovery technology with heap leaching. Cyanide recovery technologies for new open pit gold and silver mines were made illegal in the State of Montana in 1998 with the passage of the anti-cyanide ballot initiative I-137. We, along with other co-plaintiffs, filed suit against the State of Montana in state and federal courts in April 2000 seeking to overturn I-137 or, alternatively, to obtain a “takings” damage award for the value of the SPV properties (Seven-Up Pete Venture, et al. v The State of Montana).
We reinstated our federal lawsuit in the U.S. District Court for the District of Montana, which later dismissed our takings claims stating, in part, a lack of jurisdiction. We have subsequently filed a notice to appeal to the U.S. Court of Appeals for the Ninth Circuit. All briefs before this Court have now been filed and we are scheduled to be heard by the Court on November 7, 2007. In addition, the Company has filed a breach of contract complaint against the State of Montana related to the termination of the McDonald Gold Project’s state mineral leases.
Gold Production At Our Briggs Mine Involves Many Steps And The Amount Of Gold To Be Recovered Is Not Known With Certainty.
We have historically produced gold at our Briggs Mine using the heap leaching process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. In March 2005, we stopped adding cyanide to the process and have been “rinsing” the pad with water only, since that time. The result of this “rinsing” is that the water pushes out any residual gold that was previously dissolved when we were adding cyanide. This rinse solution is collected and processed with activated carbon that collects the gold from the solution onto the carbon. Through the subsequent process of pressure stripping the gold is returned to solution in a more highly concentrated state. This concentrated solution of gold is further processed in an electrowinning circuit, which collects the gold onto electric cathodes which are melted into gold bars. In October 2005, we achieved our goal of producing all of the previously estimated “recoverable” gold on the leach pad. This estimated “recoverable” gold quantity was computed based on estimates derived from laboratory leach column tests of the ore and then applying the estimated recovery percentage to the ores on the leach pad. Subsequent (after October 2005) gold production is now above the amounts forecasted within the recovery models used at the mine and are, therefore, highly speculative and we cannot know with certainty the amount of gold to be recovered from the Briggs Mine. During 2007, approximately 250 to 350 ounces of gold are expected to be recovered and sold and it is expected that the leach pad solutions will continue to be recirculated until most of the water is evaporated which is expected to take another six to nine months.
Recent California Legislation and Regulations May Prohibit Us From Developing Any Projects Adjacent To Our Briggs Mine.
On April 10, 2003, the California State Mining and Geology Board (“CSMGB”) enacted a Backfill Regulation that essentially requires that all future metal mines be backfilled, with certain exceptions, to the original contour of the landscape. In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the California Desert Conservation Area (“CDCA”), new open-pit metal mine projects must be backfilled during reclamation. The Briggs project is located in the Panamint Range within the designated limited use land of the CDCA. Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with these regulations, although the bill recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

We May Have Obligations At The Briggs Mine, Which May Adversely Impact Liquidity.
The Briggs Mine operates under permits granted by various agencies including BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.3 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.
In 1999, in response to a demand for an increase in collateral by the surety company who issued the above described bonds, the Company granted a security interest in 28,000 acres of mineral interests in Montana. In addition, the Company agreed to make cash deposits with the surety company totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. The Company has made deposits totaling $0.5 million during 2007 as of October 16, 2007. As of October 16, 2007 the cash collateral portion of the surety bonds was approximately $0.9 million. In June 2007, the surety filed a civil action in the U.S. District Court for the District of Colorado against the Company for monies due of $1.25 million and unspecified costs, damages and legal expenses. The Company answered the complaint in July 2007.
In September 2007, the Company settled the complaint through negotiations with the surety company. The settlement requires the Company to make further collateral deposits totaling approximately $0.75 million over a three year period. The Company is required to make accelerated deposits to the collateral account if it raises non-project financing greater than $10 million and when asset sales exceed $1.0 million. Any accelerated deposits will be applied against the next scheduled payment and total deposits will not exceed the $0.75 million maximum. The surety’s request for monies as collateral represents a reimbursable deposit to the Company to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued.
We Have A History Of Losses, Which May Continue In The Future.
Our operating history has resulted in losses from operations for the past five fiscal years. We also anticipate a loss from operations for the fiscal year ended December 31, 2007. In the past the Briggs Mine has been profitable during a given fiscal year; however, our operations as a whole may be unprofitable due to:
•	significant reduction in gold production;

•	exploration and development costs on properties from which no revenue is derived;

•	continuing general and administrative costs;

•	interest expense associated with debt; and

•	changes in estimated reclamation cost.
Our Briggs Mine ceased mining operations in early 2004. Although we have developed and acquired several new sources of potential gold production in and around the Briggs Mine, there is no assurance that we will be successful in developing profitable gold mining operations in the future.
RISKS RELATED TO OUR MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES
We May Not Have Sufficient Funding For Exploration, Which May Hinder Our Growth.
Historically, we have funded our exploration activities through joint venture partners as well as using our own cash resources. Additional funding from existing partners or third parties, however, may be necessary to conduct detailed and thorough evaluations of, and to develop certain properties. Our ability to obtain this financing will depend upon, among other things, the price of gold and the industry’s perception of its future price. Therefore, availability of funding is dependent largely upon factors outside of our control, and cannot be accurately predicted. We do not know from what sources we will derive any required funding. If we cannot raise additional funds, as to which there can be no assurance, we will not be able to fund certain exploration activities. Until additional funds become available, we anticipate restricting our exploration activities to those necessary to maintain our property rights and to provide information used in permitting our advanced projects.

We May Not Have Sufficient Funding To Achieve Production If Our Exploration and Development Is Successful.
It is likely we will be required to obtain additional financing in order to develop our ore reserves at the Briggs Mine or to continue to explore and develop our other properties. The amount of such financing could be reduced if we were able to sell other non-core assets or were able to enter into joint ventures on one or more of our properties. We will need to seek additional development funding for the Reward and Seven-Up Pete projects if one or both of those projects are successful in obtaining environmental and operational permits and if a decision is made to develop the project. However, there can be no assurance that we will be able to obtain the required funds for all or any of our projects.
The Nature Of Mineral Exploration And Production Activities Involves A High Degree Of Risk; We Could Incur A Writedown On Our Investment In Any Project.
Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:
•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding;

•	decrease in recoverable reserves due to a lower precious metal price; and

•	changing environmental laws and regulations.
If management determines that, based on any factors including the foregoing, capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown on our investment in such property interest. We have experienced writedowns of this type from time to time. During the second quarter of 2005, we wrote off our carrying value of the McDonald Gold Project by approximately $9.2 million.
Our Industry Is Highly Competitive, Mineral Lands Are Scarce, And We May Not Be Able To Obtain Quality Properties.
In addition to us, many companies and individuals engage in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease, or acquisition in the U.S. and other areas where we conduct exploration activities. We may be at a competitive disadvantage in acquiring mining properties since we must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. The annual exploration budgets for major mining companies typically are tens of millions of dollars. Our exploration/development budget for 2007 is expected to be approximately $2.5 million some of which may be capitalized as Briggs development costs. Mineral properties in specific areas which may be of interest or of strategic importance to us may be unavailable for exploration or acquisition due to their high cost or they may be controlled by other companies who may not want to sell or option their interests at reasonable prices.
Gold Prices Are Volatile And Declines Have An Adverse Effect On Our Share Price And Business Plan.
The market price of minerals is extremely volatile and beyond our control. Basic supply/demand fundamentals generally influence gold prices. The market dynamics of supply/demand can be heavily influenced by economic policy. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties which are being explored or developed for that mineral could also drop dramatically and we might not be able to recover our investment in those properties. The decision and investment necessary to put a mine into production must be made long before the first revenues from production will be received. During the prior five years, the average annual price of gold has increased from $310 per ounce in 2002 to $603 per ounce in 2006 and has averaged approximately $668 per ounce during 2007 as of October 10, 2007. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by entering in to derivative contracts (hedging) in certain circumstances, the volatility of mineral prices represents a substantial risk in which no amount of planning or technical expertise can eliminate.
The average annual gold price per ounce since 2002 based on the London PM Fix is as follows:

2002	2003	2004	2005	2006
$310	$363	$410	$445	$603
We Must Comply With Complex Environmental Regulations Which Are Increasing And Costly.
Compliance with environmental quality requirements and reclamation laws imposed by Federal, state, provincial, and local governmental authorities may:
•	require significant capital outlays;

•	materially affect the economics of a given property;

•	cause material changes or delays in our intended activities; and

•	expose us to lawsuits.
These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.
Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes. Except as discussed in our periodic filings with the SEC, we are not aware of any such claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.
Title To Mineral Properties Can Be Uncertain And We Are At Risk Of Loss Of Ownership.
Our U.S. mineral properties consist of private mineral rights, leases covering state and private lands, leases of patented mining claims, and unpatented mining claims. Many of our mining properties in the U.S. are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the U.S. now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.
The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the U.S. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements.

Legislation Has Been Proposed That Would Significantly Affect The Mining Industry.
Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.
The Economics And Ore Grades At Current And Future Development Properties Are Uncertain, And We Could Experience A Write-down On Our Investment.
Decisions as to whether any of the mineral development properties, which we now hold or which we may acquire in the future, contain commercial ore reserves and whether such properties should therefore be sold, retained or brought into production will depend upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers or geologists. There can be no assurance that any of the development properties we now hold, or which we may acquire, will contain a commercial ore reserve, and therefore, no assurance that we will ever generate a positive cash flow from the sale of production on such properties. In addition, once we decide to place a property into production, risks still exist that the amount and grade of the reserves may be significantly less than predicted. To the extent we experience negative adjustments to the tonnages and grades of our reserves, the actual production unit costs and profitability would be adversely affected. Depending upon the extent of such an effect on any of our properties, we could incur a writedown on the recorded value of our mine properties.
Our Operating Costs Could Be Adversely Affected By Inflationary Pressures Especially To Labor And Fuel Costs
The global economy is currently in a period of high commodity prices and as a result the mining industry is attempting to increase production. This has caused significant upward price pressures in the operating costs of mining companies especially in the area of skilled labor. The skilled labor needed by the mining industry is in tight supply and its cost is increasing. Many of our competitors have lower costs and their mines are located in better locations that may give them a competitive advantage in employee hiring and retention.
The cost of fuel to run machinery and generate electricity is closely correlated to the price of oil. Over the past two years the price of oil has risen significantly and has increased the operating cost of mines dependant on fuel and oil to run their business. Continued upward price pressures in our operating costs may cause us to generate significantly less operating cash flows than expected which would have an adverse impact to our business.
RISKS RELATED TO OUR COMMON STOCK
We Are Subject To The Continued Listing Criteria Of The American Stock Exchange.
Our common stock is currently listed on AMEX. In order to maintain our listing on AMEX, we must maintain certain share prices, financial and distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to objective standards, AMEX may delist the securities of any issuer if in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced that AMEX may request that we take corrective action; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with AMEX’s listing requirements; if an issuer’s common stock sells at what AMEX considers a “low selling price” and the issuer fails to correct this via a reverse split of shares of common stock after notification by AMEX; or if any other event shall occur or any condition shall exist which may cause AMEX to request that we take corrective action, in its opinion, unadvisable.

If AMEX were to delist our common stock, investors could face material adverse consequences, including, but not limited to, a lack of a trading market for our securities, decreased analyst coverage of our securities, an inability for us to obtain additional financing to fund our operations, and possible liquidated damages related to past equity financings.
The Price Of Our Common Stock Has A History Of Volatility, Which May Prevent Shareholders From Realizing A Profit From Their Investment During Particular Time Frames.
The market price for shares of our common stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations. From January 1, 2005 to October 16, 2007, our stock closed in a range from a high of $1.34 to a low of $0.23 per share. Such volatility may cause large swings in the value of a shareholders’ investment in us.
We Have Change In Control Provisions That Discourage A Corporate Takeover And Could Deprive Shareholders Of Opportunities To Sell At Temporarily Higher Prices.
In March of 1997 and again in March of 2007, our Board adopted a Shareholder Rights Agreement designed to protect and maximize the value of our outstanding equity interest in the event of an unsolicited attempt by an acquirer to take us over, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive a corporation’s Board of Directors the opportunity to negotiate or otherwise act in the best interest of its stockholders. Our Board believes these tactics often deprive stockholders of the full value of their shares. The Shareholder Rights Agreement, however, may have the effect of rendering more difficult or discouraging any acquisition of us deemed undesirable by the Board. The Shareholder Rights Agreement will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the elimination, purchase or redemption of the rights provided for in the Shareholder Rights Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
i.	any statements contained herein or therein regarding the prospects for our business or any of our services;

ii.	any statements preceded by, followed by or that include the words “may,” “will,” “seeks,” “believes,” “expects,” “anticipates,” “intends,” “continues,” “estimates,” “plans” or similar expressions; and

iii.	other statements contained herein or therein regarding matters that are not historical facts.
          Forward-looking statements in this prospectus and our filings with the SEC include, without limitation, statements regarding:
•	financial position;

•	business strategy;

•	budgets;

•	amount, nature and timing of capital expenditures;

•	mining production;

•	potential reserves or mineralized material;

•	operating costs and other expenditures;

•	future net revenues from production and estimates of potential gold reserves;

•	cash flow and anticipated liquidity; and

•	prospect development and property acquisitions.
          Our business and results of operations are subject to risks and uncertainties, many of which are beyond our ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date thereof. In addition to the specific risk factors described in the section entitled “Risk Factors,” important factors that could cause actual results to differ materially from our expectations and may affect our operations, revenues or the common stock, include, but are not limited to:
•	availability of financing on acceptable terms or the inability to obtain additional financing through capital markets, joint ventures, or other arrangements in the future;

•	difficulty in extrapolating drill hole results to establish mineralization;

•	the outcome of the McDonald and Kendall Mine litigation as well as other possible judicial proceedings;

•	unanticipated grade, geological, metallurgical, processing or other problems;

•	operational risks of mining, development and exploration and force majeure events;

•	the effects of competition;

•	availability and cost of material and equipment;

•	uncertainty of reserve estimates and timing of development expenditures;

•	the impact of gold price fluctuations;

•	our ability to find, acquire, market, and develop new properties;

•	the impact of current and future laws and governmental regulations;

•	climactic conditions;

•	liability for environmental claims;

•	the impact of the departure of any key officers; and

•	general economic, market or business conditions.

We do not intend to update these forward-looking statements except as required by law.

USE OF PROCEEDS
          The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. However, we will receive the exercise price of any common stock we sell to the selling stockholders upon exercise by them of their warrants. If warrants to purchase all of the underlying 9,612,302 shares of common stock are exercised for cash, we would receive approximately $6,613,000 of total proceeds, before expenses, subject to any adjustment due to the anti-dilution provisions of the warrants. The selling stockholders are not obligated to exercise the warrants, many of which have exercise prices well above the trading price of our common stock, and if none are exercised, we will not receive any proceeds. We would expect to use any proceeds we receive from the exercise of warrants for general working capital purposes.
DIVIDEND POLICY
          We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.
DESCRIPTION OF OUR COMMON STOCK
          For a full description of our common stock, please see the documents identified in the section “Incorporation by Reference” in this prospectus. As of the date of this prospectus, we are authorized to issue 150,000,000 shares of our common stock. As of October 16, 2007, we had 53,037,824 issued and outstanding shares of common stock, and had reserved an additional (1) 17,533,790 shares of common stock for issuance upon exercise of outstanding warrants, (2) 597,826 shares of common stock for issuance upon conversion of our convertible debentures, and (3) 2,631,000 shares of common stock for issuance upon exercise of outstanding options under our various stock and compensation incentive plans, and (4) 3,231,065 shares of common stock for future issuance under the Canyon Resources Corporation 2006 Omnibus Equity Incentive Plan. Each share of common stock is entitled to one vote in the election of directors and other matters.
          Our common stock is issued in registered form, and our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

THE SELLING STOCKHOLDERS
          We initially issued the common stock and warrants to the selling stockholders on May 25, 2007, as initial purchasers in transactions exempt from the registration requirements of the Securities Act. The warrants were issued with different terms as follows: (i) warrants to purchase 2,403,076 shares of common stock at an exercise price of $0.64 per share that are exercisable beginning November 25, 2007 for a period of one year from the effectiveness of this Registration Statement; and (ii) warrants to purchase 7,209,226 shares of common stock at an exercise price of $0.704 per share that are exercisable beginning November 25, 2007 until May 25, 2011.
          The selling stockholders, including their transferees, pledges, donees or other successors, may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock and the shares of common stock issuable upon exercise of the warrants. Any selling stockholder may also elect not to sell any shares of common stock or shares of common stock issuable upon exercise of the warrants held by it. Only those shares of common stock and shares of common stock issuable upon exercise of the warrants listed below or in any prospectus supplement hereto may be offered for resale by the selling stockholders pursuant to this prospectus. None of the selling stockholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities, except for Kuhns Brothers, Inc., and Gregory Dryer, who is an employee of Kuhns Brothers, Inc., the placement agent for the private placement described above.
          Each of Kuhns Brothers, Inc. and Lindsay A. Rosenwald, M.D., the managing member of Otago Partners, LLC are affiliated with registered broker dealers. However, no selling stockholder acted as an underwriter in connection with the private placement and each selling stockholder made representations and warranties in the subscription agreements pursuant to which the common stock and warrants were sold that the selling stockholder purchased the common stock and warrants in the ordinary course of business and did not have, directly or indirectly, any intention of distributing any of the common stock purchased or the common stock issuable upon the exercise of warrants or any agreement, arrangement or understanding with any other persons regarding the distribution of the common stock.
          The following table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock or the warrants in transactions exempt from the registration requirements of the Securities Act, since the date the selling stockholders provided the information regarding their securities holdings. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus. Pursuant to the subscription agreements pursuant to which the common stock and warrants were sold, each of the selling stockholders warranted and covenanted to us that the selling stockholder purchased the common stock in the ordinary course of business and did not have, directly or indirectly, any intention of distributing any of the common stock or any agreement, arrangement or understanding with any other persons regarding the distribution of the common stock, notwithstanding that certain of the investors are broker dealers as described above.
          The common stock offered by this prospectus may be offered from time to time by the persons or entities named below:

	Shares Beneficially Owned				Shares Beneficially Owned
		Prior to the Offering			After the Offering (1)
		Number of				Number of
		Shares		Number of		Shares
		Underlying		Shares		Underlying
Name of Selling Stockholder	Number	Warrants	Percent	Offered	Number	Warrants	Percent
CGM C/F Ronald I Heller IRA (2)	445,633	445,633	1.67%	891,266	—	—	*
Crescent International Ltd. (3)	713,012	713,012	2.65%	1,426,024	—	—	*
Gregory C. Dryer	—	1,206,278	2.22%	794,117	—	412,161	*
Hedgehog Capital LLC (4)	2,616,873	2,470,031	9.16%	3,565,062	834,342	687,500	2.83%
Heller Capital Investments, LLC (5)	891,266	891,267	3.31%	1,782,533	—	—	*
Iroquois Master Fund Ltd. (6)	891,266	1,088,636	3.66%	1,782,533	—	197,369	*
Robert Kalman	81,563	44,563	*	89,126	37,000	—	*
Kuhns Brothers, Inc. (7)	—	605,800	1.13%	529,412	—	76,388	*
Lloyd I. Miller Trust A4 (8)	1,359,180	1,359,180	5.00%	2,718,360	—	—	*
MilFam I, L.P. (9)	1,359,180	1,359,180	5.00%	2,718,360	—	—	*
Otago Partners, LLC (10)	356,506	556,507	1.70%	713,013	—	200,000	*
Xodarap Partners, LLC (11)	516,633	497,644	1.89%	891,266	71,000	52,011	*

*	Indicates less than 1%.

(1)	Assumes all of the common shares registered are sold.

(2)	The foregoing amounts do not include the following shares owned by Heller Capital Investments, LLC shown below. Ronald I. Heller has investment power and voting control over all of the foregoing shares of common stock. Mr. Heller disclaims beneficial ownership of these securities.

(3)	Maxi Brezzi and Bachir Taleb-Ibrahimi share investment power and voting control over the foregoing shares, but disclaim beneficial ownership of such shares.

(4)	The foregoing amounts do not include the following shares: (i) 426,481 shares of common stock owned by Hedonic Capital LLC, (ii) 346,741 shares of common stock underlying warrants owned by Hedonic Capital LLC, (iii) 346,741 shares of common stock owned by David T. Lu, or (iv) 173,371 shares of common stock underlying warrants owned by Mr. Lu. Mr. Lu is the managing member of both Hedgehog Capital LLC and

Hedonic Capital LLC and has investment power and voting control over all of the foregoing shares of common stock. Mr. Lu disclaims beneficial ownership of these securities.

(5)	The foregoing amounts do not include the shares owned by CGM C/F Ronald I Heller IRA shown above. Ronald I. Heller has investment power and voting control over all of the foregoing shares of common stock. Mr. Heller disclaims beneficial ownership of these securities.

(6)	Joshua Silverman has investment power and voting control over the foregoing shares of common stock. Mr. Silverman disclaims beneficial ownership of these securities.

(7)	John D. Kuhns and Mary E. Fellows have investment power and voting control over these securities. Mr. Kuhns and Ms. Fellows disclaim beneficial ownership of these securities. Kuhns Brothers, Inc. is affiliated with a registered broker-dealer.

(8)	The foregoing amounts do not include shares owned by MilFam I, L.P. shown below, or (i) 700 shares of common stock owned by Milfam II L.P. or (ii) 18,000 shares of common stock owned by Lloyd I. Miller, III. Mr. Miller has investment power and voting control over the foregoing shares of common stock. Mr. Miller disclaims beneficial ownership of these securities.

(9)	The foregoing amounts do not include shares owned by Lloyd I. Miller Trust A4 shown above, or (i) 700 shares of common stock owned by Milfam II L.P. or (ii) 18,000 shares of common stock owned by Lloyd I. Miller, III. Mr. Miller has investment power and voting control over the foregoing shares of common stock. Mr. Miller disclaims beneficial ownership of these securities.

(10)	Lindsay A. Rosenwald, M.D. is the managing member of Otago Parners, LLC and has investment power and voting control over the foregoing shares of common stock. Mr. Rosenwald disclaims beneficial ownership of these securities.

(11)	Justin C. Fine, Manager, has investment power and voting control over these securities. Mr. Fine disclaims beneficial ownership of these securities.

PLAN OF DISTRIBUTION
     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common stock or interests in common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common stock or interests in common stock on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
     The selling stockholders may use any one or more of the following methods when disposing of common stock or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may agree to indemnify any broker-dealer that participates in transactions involving the sale of shares of common stock against certain liabilities, including liabilities arising under the Securities Act.
     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
     The selling stockholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
     To the extent required by applicable law, our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of stock in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the common stock against certain liabilities, including liabilities arising under the Securities Act.
     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common stock offered by this prospectus.
     We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the common stock covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement, (2) the date on which the common stock (other than stock held by our Affiliates) may be sold pursuant to Rule 144(k) of the Securities Act, and (3) May 25, 2013.
LEGAL MATTERS
     The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Hogan & Hartson LLP, Denver, Colorado.

EXPERTS
     Technical Reports
     Certain scientific and technical information relating to our mining properties, which is incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, is based on reports prepared by WLR Consulting, Inc. and Practical Mining LLC.
     Independent Registered Accounting Firm
     The consolidated financial statements for the years ended December 31, 2006, 2005, and 2004, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been so incorporated in reliance upon the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered accounting firm, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC, a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.
     We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports and information statements and other information regarding registrants that file electronically with the SEC. You may read and copy the registration statement, these reports and other information at the public reference facility maintained by the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
     You may read and copy our SEC reports, proxy statements and other information at the American Stock Exchange at 86 Trinity Place, New York, New York 10006.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC that is incorporated or deemed to be incorporated by reference into this prospectus will update and supersede this information. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities offered by this prospectus:
•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2006, filed with the SEC on March 2, 2007;

•	our Quarterly Report on Form 10-Q for our fiscal quarters ended March 31, 2007 and June 30, 2007 filed with the SEC on May 9 and August 13, 2007;

•	our Current Reports on Form 8-K filed with the SEC on January 4, February 7, March 5, March 23, May 9, May 15, May 25, May 30, June 1, August 13, August 28, and September 5, 2007 (except to the extent any information contained in a current report is furnished to, and not filed with, the SEC);

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 18, 2007; and

•	the description of our common stock as set forth in our Registration Statement on Form 8-A filed with the SEC on August 6, 1996 (File No. 001-11887).
     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.
     Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.
     Requests for such documents should be directed to:
James K. B. Hesketh
President and Chief Executive Officer
Canyon Resources Corporation
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
Telephone: (303) 278-8464
     You may also access the documents incorporated by reference in this prospectus through our website www.canyonresources.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

17,901,072 Shares
Canyon Resources Corporation
Common Stock